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                               December 22, 2021

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
2, 2021
                                                            CIK No. 0001825875

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted December 2, 2021

       General

   1. Please clearly disclose the voting rights of Class A shares and Class B shares.
       Cover Page

   2. We note your response to prior comment 2 and reissue our comment in part. Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, has or may impact the company   s ability to conduct its
 Lingyi Kong
Erayak Power Solution Group Inc.
December 22, 2021
Page 2
         business, accept foreign investments, or list on an U.S. or other foreign exchange.
3. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.
Prospectus Summary, page 1

4. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factor Summary, page 6

5. Please revise both the Risk Factor Summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks. Risks Relating to Our Business and Industry, page 6

6. We note your risk factor disclosure on page 6 that you currently qualify as a smaller reporting company. Considering a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers, please revise your disclosures accordingly. Refer to SEC Release No.
         34-88365.
Risks Related to Doing Business in the PRC, page 7

7. We note your response to prior comment 10. Please ensure that the disclosure in this section is consistent with the risk factor disclosure in the section entitled "Risks Relating to Doing Business in China on pages 27-38. For example, we note the disclosure about
         PRC regulations of loans in two separate bullet points on page 6. However, it is unclear which risk factor on pages 27-38 is related to disclosure about PRC regulations of loans.
         Please ensure that risk reflected in your summary are also reflected in your risk factor section. Please also revise to remove duplicative bullet points on page 7. In that regard, we note that the 7th and 18th bullet points appear to be identical.
8. It appears that in response to prior comment 10 you included the last bullet point on page
FirstName LastNameLingyi Kong
       7 about regulatory actions and statements to regulate business operations in China
Comapany
       withNameErayak
            little advancePower
                             notice.Solution Group Inc.
                                     Please ensure that you include in the
section beginning on page
       27 a22,
December    risk2021
                  factor to highlight
                      Page  2         the risk mentioned in the bullet point on
page 7.
FirstName LastName
 Lingyi Kong
FirstName LastNameLingyi   Kong
Erayak Power  Solution Group Inc.
Comapany22,
December  NameErayak
              2021      Power Solution Group Inc.
December
Page 3    22, 2021 Page 3
FirstName LastName
We will be a controlled company within the meaning of the Nasdaq Stock Market Rules, page 20

9. We note your disclosure that Mr. Kong beneficially owns 1,000,000 Class B shares, which represents all of our issued and outstanding shares. This appears inconsistent with information on page F-24. Please reconcile or advise.
It is unclear whether we will be subject to the oversight of the Cyberspace Administration of
China, page 26

10.      We note that you have included in the exhibit index an opinion of King
& Wood
         Mallesons regarding certain PRC tax matters. Please also include in the exhibit index an opinion from your PRC counsel regarding PRC law matters. In this regard, we note your disclosure about PRC counsel on the cover page and on pages 26 and 30. The recent joint statement by the SEC and the PCAOB, page 36

11. We note from the audit opinion and your risk factor on page 37 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection.
         Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the
         Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      William S. Rosenstadt, Esq.